UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N- CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PRECIPIO, INC.

4 Science Park

New Haven, Connecticut 06511

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Precipio, Inc. (the “Company”) is unable to file its Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because management requires additional time to compile and verify the data required to be included in the report. The Company’s management and finance team have been unusually busy during the period leading up to the due date as a result of several recent transactions and the recent filing of the 10-K by the Company.

The Company intends to file the Form 10-Q with the Securities and Exchange Commission as soon as practicable, but no later than April 21, 2018 .

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ilan Danieli	203	787-7888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does anticipate that a significant change in results of operations from the first quarter of 2017 will be reflected by the earnings statements to be included in the Form 10-Q for the first quarter of 2018 (the “Form 10-Q”) as a result of the Company’s merger with Precipio Diagnostics, LLC on June 29, 2017 (the “Merger”) and as a result of expenses incurred for capital raises and post-Merger operations.

PRECIPIO, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2018	By:	/s/ Carl Iberger
Name: Carl Iberger Title: Chief Financial Officer

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the Form 10-Q for the first quarter ended March 31, 2018.